SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): July 20, 2004



(Exact name of registrant as specified in its charter)

Kentucky	0-1469	61-0156015
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

700 Central Avenue, Louisville, KY 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Page 1

CHURCHILL DOWNS INCORPORATED

INDEX

Item 7.   **Financial Statements and Exhibits**

Exhibit 99.1 - Press release dated July 20, 2004

Item 12.   **Results of Operations and Financial Condition**

The registrant's earnings press release dated July 20, 2004, reporting its second quarter 2004 results of operation and financial condition, is attached hereto as Exhibit 99.1 and incorporated by reference herein. This information is being furnished under Item 12 of Form 8-K .

Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHURCHILL DOWNS INCORPORATED

July 20, 2004   /s/Michael E. Miller
                                                      Michael E. Miller
                                                      Executive Vice President and
                                                      Chief Financial Officer
                                                      (Principal Financial and Accounting Officer)

Page 3